

June 4, 2013

Via E-Mail
Jeffrey G. Rea
President and Chief Executive Officer
Stock Building Supply Holdings, Inc.
8020 Arco Corporate Drive, Suite 400
Raleigh, NC 27617

> **Re:** **Stock Building Supply Holdings, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 8, 2013**
> **File No. 377-00174**

Dear Mr. Rea:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide updated financial statements and related disclosures to the extent required by Rule 3-12 of Regulations S-X.

2. Please be advised that we may have additional comments when your IPO price range is disclosed.

3. We note you present the non-GAAP financial measure Adjusted EBITDA on page 4 and throughout your filing. Whenever you present this non-GAAP financial measure, please also present the most directly comparable GAAP financial measure, net loss, with equal or greater prominence as required by Item 10(e) of Regulation S-K.

4. We note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, the number of shares to be offered or the number of shares to be sold by selling shareholders. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

5. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

6. Please note that we may have comments on the exhibits to be filed by amendment. Please understand that we will need adequate time to review these materials before effectiveness.

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover page

8. Please revise the Commission legend to change the term "regulatory body" to "state securities commission." See Item 501(b)(7) of Regulation S-K.

9. With respect to the underwriters' overallotment option, please revise your disclosure to indicate the respective number of shares offered by the company and the number of shares offered by the selling shareholders that will cover the overallotment option.

Market and industry data, page ii

10. If true, please confirm that all market and industry data represents information that is generally available to the public and was not commissioned by you for use in the registration statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities

Act of 1933. In addition, please provide us with copies of the reports noted in your disclosure marked to highlight the information you are using to support your disclosures in the filing. We may have additional comments after we review your response.

Prospectus Summary, page 1

Overview, page 1

11.   The information contained in pages one through nine of the summary is substantially identical of the information contained in pages 74 through 82 of the Business section. Please strive for a balanced presentation that avoids the use of repetitious disclosure. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of your company and your offering. Reduce the disclosure in the Prospectus Summary section by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. You may wish to include an appropriate cross reference from the Prospectus Summary to the Business section where this detailed information appears. Please refer to Item 503 of Regulation S-K and SEC Release No. 33-7497 (October 1, 1998).

12.   Throughout the prospectus summary and the other sections of the prospectus you state that you believe you are among the "top three LBM suppliers for residential construction…" Please revise these statements to disclose the measure by which you have determined your market position (e.g., revenues or volume of products).

13.   Given your first risk factor disclosure on page 23, please expand your disclosure here as well as your Business section disclosure to identify Texas, North Carolina, California and Utah markets as your more significant geographic market, and to the extent possible, quantify the financial impact that these markets have had on your revenues.

14.   Please disclose here that you are a holding company that derives all of your operating income from your subsidiaries. In this regard, we note your "We are a holding company…" risk factor on page 35.

Integrated supply chain that increases efficiency…, page 7

15.   We note that you discuss gross margins throughout your filing. For example, you disclose that through your sourcing agreements you have been able "to realize stronger gross margins and achieve superior inventory management…" We note, however, that you have not quantified or provided any qualifying disclosure analyzing your gross margins period over period. To the extent that gross profit, as a measure of your financial performance discussed under your Operating Results starting on page 53 of the filing, and gross margin represent the same financial measure and have been used interchangeably, please make conforming changes throughout the filing to clarify this metric. Otherwise,

please provide an objective criterion for your gross margin statements by revising your MD&A disclosure accordingly.

Corporate changes, page 9

16.   Please explain to us whether the changes to your capitalization structure are intended to take effect at the time of effectiveness of the registration statement or prior to the closing of the IPO. In this regard, we note that the selling stockholders listed on page 109 and who will be selling shares of common stock in the offering, currently hold a combination of Class A or Class B common stock, and/or Class C preferred stock. We may have additional comments following the review of your response.

Company background and corporate information, page 10

17.   Please revise the second paragraph of your disclosure to briefly explain what a "prepackaged reorganization" is.

Our equity sponsor, page 10

18.   Please supplement your disclosure stating that "Gores has successfully acquired and operated more than 80 companies" by providing the basis of how the success of Gores' prior performance is measured.

Risk Factors, page 17

Our continued success will depend on our ability to retain our key employees . . ., page 21

19.   Please revise to describe the particular risks you face in the loss of any of your senior management team because the risks described appear generic and applicable to any company in any industry.

Product shortages, loss of key suppliers or failure to develop relationships with qualified suppliers, and our dependence on third-party suppliers and manufacturers could affect our financial health, page 21

20.   We note that in the last paragraph of this risk factor you discuss your dependency on foreign suppliers. With a view towards disclosure, please tell us the extent that your business is dependent on your foreign suppliers. In addition, please identify the specific countries that may impose the most significant risks to your business.

Federal, state, local and other regulations could impose substantial costs…, page 25

21.   It is unclear from your disclosure whether there have been prior instances of work safety incidents and how your business may have been impacted. Please revise your disclosure

to provide more context to the risks associated with work safety. In addition, consider revising your "Regulation and legislation" disclosure on page 89 to identify the regulatory framework promulgated by DOT and OSHA as another aspect of your regulatory compliance.

We are subject to cybersecurity risks…, page 27

22.   Please tell us what consideration have you given to including disclosure in accordance with the guidance provided by the Division of Corporation Finance's Disclosure Guidance Topic No.2 , to address, among other things, (i) whether you have been subject of any cybersecurity attacks; (ii) the adequacy of preventative actions taken to reduce cybersecurity risks, (iii) to the extent applicable, the risks resulting from outsourcing of any functions that have material cybersecurity risks, (iv) risks related to cyber incidents that may remain undetected for an extended period of time, and (v) whether you have obtained relevant insurance coverage.

Use of Proceeds, page 38

23.   To the extent known, please disclose the approximate amount of offering proceeds intended to pay a portion of the outstanding balances under your revolver.

Dilution, page 42

24.   Please revise your disclosure to reflect the dilutive effect of the underwriters' exercise of the overallotment option through the issuance of company shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Operating Results, page 53

2012 compared to 2011

25.   Please revise your disclosure to identify the geographic market(s) which drove the increase in net sales in year 2012 as compared to the prior period. With respect to the cost of goods sold, please quantify the effect that each of the underlying factors disclosed had in driving the increase in the cost of goods sold.

Liquidity and capital resources, page 57

26.   Refer to your disclosure at the end of the second paragraph. Please consider addressing the risks of not having positive cash flows for the current fiscal year under a new risk factor.

<u>Historical cash flow information, page 58</u>

<u>Working capital, page58</u>

27.   To the extent relevant, please expand your disclosure to discuss whether you provide rights to return merchandise or extended payment terms to customers. Please refer to Item 101(c)(1)(vi) of Regulation S-K.

<u>Critical Accounting Policies and Estimates, page 64</u>

<u>Valuation of goodwill, long-lived assets and amortizable other intangible assets, page 66</u>

28.   We note your disclosure that your results of operations could be adversely affected as a result of goodwill impairments. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or equity, please identify and provide the following disclosures for each such reporting unit:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

- The amount of goodwill allocated to the unit.

- A description of the material assumptions that drive estimated fair value.

- A discussion of any uncertainties associated with each key assumption.

- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

<u>New accounting pronouncements, page 72</u>

29.   We note disclosure that you do not intend to elect to take advantage of the extended transition period provided in Section 107(b) of the JOBS Act. If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), please revise your disclosure to include a statement that the election is irrevocable.

Business Overview, page 74

30.   Please include an organizational chart in this section on a pre- and post-offering basis to better understand how your business is organized. Briefly describe your organization, including your material subsidiaries, upon the completion of the offering.

Our industry, page 77

31.   In the first paragraph, briefly identify the "many economists" who expect housing starts to continue to increase. Similarly, in the penultimate paragraph, please provide examples of the "many publicly-traded homebuilders."

Our strategy, page 81

Expanding in existing, adjacent and new geographies, page 81

32.   In light of your "Discontinued operations and divestitures" disclosure on page 52 where you state that during the last three fiscal years you ceased operations in a number of geographic markets, please balance your disclosure here to provide investors with a better insight into what would constitute "adjacent and new geographies" which you are considering as part of your expansion plans.

Properties, page 88

33.   With a view towards disclosure, please tell us whether your shipping and freight costs are passed on to your customers.

Director compensation table, page 97

34.   Please disclose whether the compensation received by Mr. Mellor represents a compensation plan available to all independent directors and whether you contemplate to implement a similar director compensation plan after becoming a reporting company.

Executive Compensation, page 98

35.   Your disclosure in the second sentence of the preamble paragraph appears to limit an investor' reliance on the prospectus disclosures. Please revise accordingly.

Management Incentive Plan, page 99

36.   We note disclosure that each named executive officer had to achieve threshold targets based on your safety performance, as measured by OSHA recordable rate and CSA Basic score and your customer service rating to be able to receive any bonus under the 2012 MIP. Please disclose your safety performance and your customer service rating threshold

targets and actual performance achieved by each named executive officer and how consideration of these performances resulted in the payouts to each named executive officer.

37.   With a view towards disclosure, please explain the difference between the "Weight" and the "Factor" percentages included in your tabular disclosure. In addition, we note disclosure that the actual performance metric was 167%. We also note the general disclosure that the board considered continued operational performance, strategic transformation of the corporate headquarters and significant progress on your strategy in determining the final awards. Please discuss how each of the factors considered by the board influenced the board's decision in determining the 2012 MIP actual payout for each named executive officer.

Equity Awards, page 100

38.   Briefly disclose the factors taken in consideration by the board in determining to grant the different forms of equity awards (i.e., restricted stock v. stock option awards). In addition, please discuss how the board assesses the competitiveness of the market for executive officers.

Principal and Selling Stockholders, page 108

39.   Please confirm that none of the selling stockholders is a broker-dealer or a broker-dealer's affiliate. If a selling stockholder is a broker-dealer, please advise us as to whether the selling stockholder acquired the securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling security holder is a broker-dealer.

Certain Relationships and Related Party Transactions, page 110

Approval Policies, page 110

40.   Please disclose whether your policies and procedures of transactions with related persons are in writing and if not how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

41.   Please tell us why you have not disclosed here the rental payments discussed in the first paragraph of Note 13 on page F-27 of the financial statements. Otherwise, please revise your disclosure accordingly.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-6

42.   We note that changes in your restricted assets appear to primarily relate to changes in deposits for insurance claims. Please explain to us the terms of these deposits and tell us how you determined that presenting changes in current and non-current restricted assets in investing cash flows is appropriate.

2. Summary of Significant Accounting Policies, page F-8

Principles of consolidation, page F-8

43.   Your disclosure indicates that your financial information includes all of the accounts of Saturn and its wholly-owned subsidiaries. Please clarify whether there are any investments by Saturn that are less than wholly-owned and if so, how you account for them.

Revenue recognition, page F-11

44.   Please provide us additional information regarding the specific nature of your contracts with service elements and your basis for accounting for such contracts in accordance with ASC 605-35 rather than ASC 605-25.

4. Discontinued Operations, page F-20

45.   We note you ceased operations in certain geographic markets that you treated as discontinued operations as the markets had "distinguishable cash flows" and were "eliminated from ongoing operations". Please provide us additional information regarding how you determined there would be "no further significant continuing involvement" with these specific locations, including potential migrations from these locations to other locations you continue to operate.

14. Income Taxes, page F-28

46.   Please clarify the extent that tax carrybacks continue to be available. If you may be unable to continue to record tax benefits in future periods, please revise your disclosures in MD&A to address the potential impact of this circumstance on your future results.

16. Equity and Redeemable Securities, page F-33

47.   Please provide roll-forwards to reflect the activity in each series of preferred stock during the periods presented.

18. Segments, page F-36

48.   We note that you have four operating segments that you have aggregated three of those operating segments into one reportable segment. Please provide us a more detailed explanation of your aggregation, including quantified support regarding how you determined that the operating segments you aggregate are economically similar.

Exhibit Index

49.   Please file the certificate of conversion filed with the Delaware Secretary of State as an exhibit to the registration statement.

Exhibit 5.1 Form of opinion of Kirkland & Ellis LLP

50.   Please have counsel revise its opinion to include the shares being sold by the selling shareholders and to opine that these shares "are legally issued, fully paid and non-assessable." Refer to Section II.B.2.h of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

Exhibit 10.1 – Credit Agreement

51.   It appears you have not filed on EDGAR certain exhibits and schedules to the credit agreement you have filed as exhibit 10.1. Please file all of the exhibits and schedules to the credit agreement.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
        Carol Anne Huff, Esq.
        Bryan J. Yeazel